Filed by Fresenius Medical Care AG & Co. KGaA

(Registration No.333-271081), pursuant to

Rules 165 and 425 under the

Securities Act of 1933, as amended

Press Release	Media Contact Martin Kunze
T +49 6172 608-2115
martin.kunze@fresenius.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

June 5, 2023

Under the U.S. Securities Act of 1933, as amended (the “Securities Act”), this press release may be deemed to be offering material of Fresenius Medical Care AG & Co. KGaA (“FME”). FME has filed a registration statement on Form F-4 under the Securities Act with the U.S. Securities and Exchange Commission (the “SEC”), including an information statement/prospectus constituting a part thereof. FME SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE INFORMATION STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED CONVERSION DESCRIBED THEREIN. The final information statement/prospectus will be distributed to FME shareholders. Shareholders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by FME with the SEC at the SEC’s website at www.sec.gov or from Fresenius Medical Care AG & Co. KGaA, Attention: Investor Relations, Else-Kröner-Straße 1, 61352 Bad Homburg v.d.H., Germany.

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Fresenius Medical Care proposes candidates for election to the new Supervisory Board after conversion

Fresenius Medical Care, the world's leading provider of products and services for individuals with renal diseases, today announced the candidates who will be proposed for election to the Supervisory Board of the new Fresenius Medical Care AG in the Extraordinary General Meeting on July 14, 2023. As published in February 2023, the Extraordinary General Meeting will also decide on the Company's plans to change its legal form from the current KGaA (Kommanditgesellschaft auf Aktien) into a German stock corporation (Aktiengesellschaft) with a two-tier governance, including a Management Board and a co-determined Supervisory Board.

Fresenius Medical Care and its shareholders will benefit from the proposed new legal structure as it removes layers from the governance structure and allows for an even more focused, faster and agile decision making. The change of legal form will also free up executive and management capacity and avoid potential conflicts of interest. The new set-up will provide Fresenius Medical Care with unrestricted access to capital markets for financing purposes and will ensure independent decisions on financial and dividend policies. Furthermore, the proposed governance structure will particularly strengthen the rights of free float shareholders.

Proposed for election to the Supervisory Board are:

•	Shervin J. Korangy, President & CEO at BVI Medical. He previously was a senior executive at Novartis Group, AG and a Managing Director at The Blackstone Group, Inc. Korangy holds U.S. citizenship.

•	Dr. Marcus Kuhnert, CFO at Merck KGaA until the end of June 2023. Prior to that, he was CFO of the Laundry & Homecare division at Henkel. Kuhnert holds German and U.S. citizenship.

•	Gregory Sorensen, M.D., CEO at DeepHealth, Chairman of the Board of Directors at IMRIS and a member of the Supervisory Boards of Fresenius Medical Care AG & Co. KGaA and of Fresenius Medical Care Management AG since 2021. From 2011 to 2015, he was CEO of Siemens Healthcare North America. Sorensen holds U.S. citizenship.

•	Pascale Witz, President at PWH Advisors and a member of the Supervisory Boards of Fresenius Medical Care AG & Co. KGaA and of Fresenius Medical Care Management AG since 2016. The French citizen previously held the positions of Executive Vice President at Sanofi, and President & CEO of GE Healthcare Pharmaceutical Diagnostics.

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“All four candidates are highly qualified and independent,” said outgoing Supervisory Board Chairman Dr. Dieter Schenk. “The mix of two current and two new Supervisory Board members also gives us a good balance between continuity and fresh views. Our goal is to have a best-in-class, diverse Supervisory Board with a broad range of skills and backgrounds.”

Michael Sen, Chairman of the Supervisory Board of Fresenius Medical Care Management AG and CEO of Fresenius, said: “The four candidates proposed for election have broad experience in different areas of the healthcare sector and in all major markets, including the U.S. Their expertise and international background will be a valuable support for us in the transformation of Fresenius Medical Care and the successful development of the Company.”

In total, the co-determined Supervisory Board of the future Fresenius Medical Care AG will consist of twelve members. In addition to the four members to be elected by the Extraordinary General Meeting, Fresenius, which holds 32.2 percent of the ordinary share capital, will have the right to appoint two members to the Supervisory Board. Fresenius will appoint its CEO Michael Sen and its CFO Sara Hennicken to the Supervisory Board of Fresenius Medical Care AG. The other six members of the Supervisory Board will be elected by the employees.

The Company proposes a four-year election period for the Supervisory Board of the future Fresenius Medical Care AG. The board will decide independently on its chairmanship. It is intended that Michael Sen will stand for election as Chairman of the Supervisory Board.

The full agenda for the Extraordinary General Meeting on July 14, 2023 was published today. It can be found on our website: https://www.freseniusmedicalcare.com/en/agm

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 3.9 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,060 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approximately 343,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

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Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, impacts related to COVID-19, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

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